UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 2, 2012

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

30 April 2012

Total number of voting rights and share capital in Novo Nordisk A/S as of 30 April 2012

In accordance with Section 6 of the Danish Statutory Order on Issuersf  Disclosure Obligations, Novo Nordisk is required to publish the total number of voting rights and the size of the share capital in Novo Nordisk A/S as per the end of a month where changes therein have occurred.

Referring to Company Announcement no 26/2012 dated 23 April 2012, please find below a statement regarding the total number of voting rights and share capital in Novo Nordisk A/S as per 30 April 2012.

	Number of shares (nominal value DKK 1)	Nominal value (DKK)	Number of votes
A shares	107,487,200	107,487,200	107,487,200,000
B shares	452,512,800	452,512,800	45,251,280,000

Company Announcement No 30 / 2012				Page 1 of 2

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR Number: 24256790

Novo Nordisk is a global healthcare company with 89 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 32,700 employees in 75 countries, and markets its products in more than 190 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information:

Media:	Investors:
Anne Margrethe Hauge	Klaus Bülow Davidsen
Tel: (+45) 4442 3450	Tel: (+45) 4442 3176
amhg@novonordisk.com	klda@novonordisk.com

Frank Daniel Mersebach
Tel: (+45) 4442 0604
fdni@novonordisk.com

Lars Borup Jacobsen
Tel: (+45) 3075 3479
lbpj@novonordisk.com

In North America:
Ken Inchausti	Jannick Lindegaard
Tel: (+1) 609 514 8316	Tel: (+1) 609 786 4575
kiau@novonordisk.com	jlis@novonordisk.com

Company Announcement No 30 / 2012				Page 2 of 2

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR Number: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: May 2, 2012	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer